UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

25 April 2024

Response to announcement by Anglo American plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

THIS ANNOUNCEMENT IS AN ANNOUNCEMENT UNDER RULE 2.4 OF THE CITY CODE ON TAKEOVERS AND MERGERS (THE “CODE”) AND IS NOT AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE CODE AND THERE CAN BE NO CERTAINTY THAT AN OFFER WILL BE MADE

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

FOR IMMEDIATE RELEASE

BHP Group Ltd (“BHP”) notes the announcement by Anglo American plc (“Anglo American”) in response to recent press speculation regarding a proposal by BHP for a potential combination with Anglo American.

BHP confirms that on 16 April 2024 it made a proposal to the Board of Directors of Anglo American regarding a potential combination to be effected by way of a scheme of arrangement. BHP’s proposal comprises an all-share offer for Anglo American subject to the pro-rata distribution by Anglo American of its entire shareholdings in Anglo American Platinum Ltd (“Anglo Platinum”) and Kumba Iron Ore Ltd (“Kumba”) to Anglo American shareholders before completion (“Proposal”).

Under the terms of the Proposal, ordinary shareholders of Anglo American would receive:

•	0.7097 BHP shares for each ordinary share in Anglo American; and

•

ordinary shares in Anglo Platinum and Kumba (which would be distributed by Anglo American to its shareholders in direct proportion to each shareholder’s effective interest in Anglo Platinum and Kumba).

The terms of the Proposal would, based on closing market prices as at 23 April 2024, being the last trading day prior to press speculation, represent:

•	a total value of approximately £25.08 per Anglo American ordinary share[1] including £4.86 in Anglo Platinum shares and £3.40 in Kumba shares, valuing Anglo American’s share capital at £31.1 billion;

•	a premium on the implied market value of Anglo American’s unlisted assets[2] of approximately 31 per cent;

•

a premium on the implied market value of Anglo American’s unlisted assets[2] of approximately 78 per cent. to the volume weighted average closing price of Anglo American’s shares (adjusted for the attributable volume weighted average closing prices of Anglo Platinum and Kumba) in the 90 trading days prior to and including 23 April 2024; and

•	a 19% premium to the broker median net asset value of Anglo American excluding Anglo Platinum and Kumba of USD21.8 billion[1,3].

The Proposal is non-binding and subject to customary conditions including completion of due diligence to the satisfaction of BHP. Anglo American has been offered reciprocal due diligence on BHP.

In addition to allowing Anglo American shareholders to realise an immediate and substantial premium over the current value of their Anglo American shares, the combination would deliver further ongoing value for Anglo American shareholders.

•

The combination would bring together the strengths of BHP and Anglo American in an optimal structure. Anglo American would bring its assets and long-term growth potential. BHP would bring its higher margin cash generative assets and growth projects along with its larger free cash flows and stronger balance sheet.

•

The combined entity would have a leading portfolio of large, low-cost, long-life Tier 1 assets focused on iron ore and metallurgical coal and future facing commodities, including potash and copper. These would be expected to generate significant cash flows and the combined entity would have the financial capacity to support value adding growth projects at the optimal time, while continuing BHP’s commitment to shareholder returns.

•

The combination would also deliver meaningful synergies, including from sharing best practice, creating procurement, operational and marketing synergies and eliminating duplication, which would enhance profitability and value for Anglo American shareholders.

•

The combined entity would retain BHP’s global listings on the ASX, LSE, JSE and NYSE and Anglo American shareholders would be able to benefit from the BHP’s monthly share trading liquidity of approximately US$10 billion.

•

The Proposal would provide Anglo American shareholders with the benefits of directly holding their interests in Anglo Platinum (78.6%), the world’s leading PGM miner, and Kumba (69.7%) as shareholders, including enabling direct access to the future value generation and dividends of Anglo Platinum and Kumba. Additionally, Anglo American shareholders would gain the ability to calibrate their relative exposures and determine their optimal shareholding levels in Anglo Platinum and Kumba.

The combination is consistent with BHP’s strategy including its focus on long term fundamental value and its capital allocation framework and would be attractive to BHP’s shareholders. The benefits to BHP shareholders would include:

•	increasing BHP’s exposure to future facing commodities through Anglo American’s world class copper assets;

•	complementing BHP’s iron ore and metallurgical coal portfolios with Anglo American’s high quality iron ore operations in Brazil and metallurgical coal assets in Queensland, Australia;

•	providing Anglo American’s value adding copper growth options and increased geographic diversification of operating footprint; and

•	delivering meaningful synergies.

In addition, Anglo American has a deep pool of talented people who would continue to make a valuable contribution to the successful operation of Anglo American’s assets within the combined group. BHP also believes the combination would also be attractive to communities where greater financial strength could support further development.

BHP is committed to its capital allocation framework and maintains a disciplined approach to mergers and acquisitions.

This announcement does not amount to a firm intention to make an offer and there can be no certainty that an offer will be made. There is no certainty that any form of agreement or transaction will be reached or concluded.

As stated in the announcement made by Anglo American on 24 April 2024, in accordance with Rule 2.6(a) of the Code, BHP must, by not later than 5.00 p.m. on 22 May 2024, either announce a firm intention to make an offer for Anglo American under Rule 2.7 of the Code or announce that it does not intend to make an offer, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies (see below in Important Notices). This deadline can be extended with the consent of the UK Panel on Takeovers and Mergers in accordance with Rule 2.6(c) of the Code.

Pursuant to Rule 2.5 of the Code, BHP reserves the right to vary the form and/or mix of the offer consideration and vary the transaction structure. BHP also reserves the right:

•	to amend the terms of any offer (including making the offer on less favourable terms and/or at a lower value):

•	with the agreement or consent of the Anglo American Board; or

•	following the announcement by Anglo American of a Rule 9 waiver pursuant to the Code; or

•	if a third party announces a firm intention to make an offer for Anglo American at a lower price and/or on less favourable terms than contemplated under the terms of this proposed offer; and/or

•	if Anglo American announces, declares, makes, or pays any dividend or any other distribution or return of value to shareholders, to make an equivalent reduction to its proposed offer; and/or

•	to implement the proposed offer by means of a takeover offer as opposed to a scheme of arrangement.

This announcement is being made by BHP without prior agreement or approval of Anglo American.

Footnotes

1.	The number of fully diluted Anglo American shares assumed excludes shares held by Tarl Investment Holdings Limited, Epoch Investment Holdings Limited, and Epoch Two Investment Holdings.

2.

Anglo American’s unlisted assets comprises the entirety of Anglo American’s assets excluding its shareholdings in Anglo Platinum and Kumba. The premia are based on the value of BHP’s share consideration offered versus Anglo American’s share price less Anglo Platinum’s and Kumba’s attributable share prices.

3.

Net asset value is based upon a median of the six brokers which disclose SOTP, including Anglo Platinum and Kumba, alongside latest reported Anglo Platinum and Kumba net cash balances as of 31 December 2023.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Neil Burrows +44 7786 661 683	Europe, Middle East and Africa James Bell +44 7961 636 432

Americas Megan Hjulfors +1 (403) 605-2314 Renata Fernandaz +56 9 8229 5357	Americas Monica Nettleton +1 (416) 518-6293

UBS (Joint Financial Adviser to BHP) David Roberts Sandip Dhillon Calvin O’Shaughnessy Campbell Stewart	+44 20 7567 8000 / +61 2 9324 3100

Barclays (Joint Financial Adviser to BHP) Philip Lindop Adrian Beidas Bruce Hart Akshay Majithia	+44 20 7623 2323 / +27 (0) 10 0051303

BHP Group Limited

ABN 49 004 028 07

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

Important Notices

Barclays Bank PLC, acting through its Investment Bank (“Barclays”), which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively for BHP and no one else in connection with the subject matter of this announcement and will not be responsible to anyone other than BHP for providing the protections afforded to clients of Barclays nor for providing advice in relation to the subject matter of this announcement.

UBS AG London Branch is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the Prudential Regulation Authority (the “PRA”) and subject to regulation by the FCA and limited regulation by the PRA in the United Kingdom. UBS AG London Branch and UBS AG Australia Branch (together, “UBS”) provided financial advice to BHP and no one else in connection with the process or contents of this announcement. In connection with such matters, UBS will not regard any other person as its client, nor will it be responsible to any other person for providing the protections afforded to its clients or for providing advice in relation to the process, contents of this announcement or any other matter referred to herein.

If BHP makes a statement to which Rule 2.8 of the Code applies, then except with the consent of the UK Panel on Takeovers and Mergers, unless circumstances occur that BHP specifies in its statement as being circumstances in which the statement may be set aside, neither BHP, nor any person acting in concert with BHP, nor any person who is subsequently acting in concert with either of them, may within six months from the date of the statement:

•

announce an offer or possible offer for Anglo American (including a partial offer which would result in BHP and persons acting in concert with it being interested in shares carrying 30% or more of the voting rights of Anglo American);

•	acquire any interest of Anglo American if any such person would thereby become obliged under Rule 9 of the Code to make an offer;

•

acquire any interest in, or procure an irrevocable commitment in respect of, shares of Anglo American if the shares in which such person, together with any persons acting in concert with it, would be interested and the shares in respect of which it, or they, had acquired irrevocable commitments would in aggregate carry 30% or more of the voting rights of Anglo American;

•	make any statement which raises or confirms the possibility that an offer might be made for Anglo American;

•	take any steps in connection with a possible offer for Anglo American where knowledge of the possible offer might be extended outside those who need to know in BHP and its immediate advisers; or

•	purchase, agree to purchase, or make any statement which raises or confirms the possibility that it is interested in purchasing assets which are significant in relation to Anglo American.

Publication on a website

In accordance with Rule 26.1 of the Code, a copy of this announcement will be available at https://www.bhp.com promptly and in any event by no later than 12 noon (UK time) on the business day following this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

Rule 2.9

In accordance with Rule 2.9 of the Code, BHP confirms that as at the date of this announcement, it has in issue 5,071,530,817 ordinary shares. The International Securities Identification Number (ISIN) of the shares is AU000000BHP.

BHP is not aware of any dealings in Anglo American shares that would require a minimum level, or particular form, of consideration that it would be obliged to offer under Rule 6 or Rule 11 of the Code (as appropriate). However, it has not been practicable to make such enquiries of all persons presumed to be acting in concert with BHP. To the extent that any such details are identified, BHP will make an announcement as soon as practicable, and in any event by the time it is required to make its Opening Position Disclosure pursuant to Rule 8.1 of the Code

Disclosure requirements of the Takeover Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: April 25, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary